Exhibit 99.1

1 Copyright © 2025 BR Partners. All rights reserved . ri @brap.com.br Address Av. Brig. Faria Lima, 3.732 – 28º andar Fone + 55 11 3704 - 1000 Website ri.brpartners.com.br E - mail ri@brpartners.com.br brpartnersoficial g ÒŦô ÒŞ \ę Ŧ Űúô 9M25 BR PARTNERS EARNINGS RELEASE

Financial Highlights

Resilience of revenue, net income and profitability, even with the on going restrictive monetary policy scenario

Financial Performance

CAGR
Total revenues since IPO
LTM 3Q25
19.6%

Total Revenue[1]
3Q25
R$133.3 mn
(-4.3% vs. 2Q25)
(-15.5% vs. 3Q24)
9M25
R$400.1 mn
(-8.5% vs. 9M24)

Client Revenues[2]
3Q25
R$100 mn
(-1.6% vs. 2Q25)
(-20.5% vs. 3Q24)
9M25
R$300.7 mn
(-10.1% vs. 9M24)

Client Revenues/MD
LTM 3Q25
R$41.9 mn
(-8.7% vs. LTM 3T24)

Net Income
3Q25
R$42.2 mn
(-6.6% vs. 2Q25)
(-15.8% vs. 3Q24)
9M25
R$130.5 mn
(-13.9% vs. 9M24)

Net Margin
3Q25
31.7%
9M25
32.6%

Efficiency Ratio[3]
3Q25
40.8%
9M25
45.8%

Compensation Ratio[4]
3Q25
19.7%
9M25
23.8%

Basel Ratio
Sep/25
20.4%

Awards and Recognitions

THE M&A ADVISOR
Investment Banking of the Year (South America)

EUROMONEY AWARDS FOR EXCELLENCE 2025 BRAZIL BEST INVESTMENT BANK FOR DCM
Capital Markets 2024 and 2025

LEADERS LEAGUE
M&A 2024

1- Total revenue refers to gross revenue in period; 2 — Client Revenues considers Investment Banking revenue, revenue from debt structuring and distribution fees to clients in Capital Markets, FIP management fees and Wealth Management fees in the Wealth Management area and TS&S revenues, which are 100% client revenues, without any proprietary risk; 3–Efficiency Ratio = (Personnel + Administrative Expenses – Third-Party Services Expenses and Comissions)/ (Total Revenue + Taxes on Revenue + Other Expenses + Third-Party Services Expenses and Comissions)*-1; 4 – Compensation Ratio = (Personnel Expenses/Total Revenue)*-1

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BRBI11 B3 LISTED N2
BRBI Nasdaq Listed
2

Dividends Distribution

Total Dividends since IPO



13.9%
14.2%
13.9%
12.6%
13.3%
10.9%
8.2%
6.30
4.62
4.9%
4.6%
4.2%
2.61
1.47
0.81
2021
2022
2023
2024
3Q25 YTD
Accrued Dividends
Annual Dividend Yield¹
Average Selic

R$ 661.5 mn	86.3%
In dividends distributed since IPO	Cumulative payout since IPO

EPU Evolution



CAGR: 6.8%
1.32
1.42
1.48
1.84
1.64
2021
2022
2023
2024
3Q25 YTD

Super Dividend | 3Q25

Payment[2]	Total	Record Date	Payment Date
R$1.02 /Unit	R$107.1 mn	11/17/2025	11/26/2025

1 – Calculation of the annualized rate, based on the average value of the unit during the period, considering the dividend payment. 2- Dividends approved at the Board of Directors meeting on November 6th, 2025;

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BRBI11 B3 LISTED N2 | BRBI Nasdaq Listed
3

4 Copyright © 2025 BR Partners. All rights reserved . ri @brpartners.com.br Stock Market Dec /22 Oct /25 + 50K investors 21% Local Funds 18% International 61% Individuals 50% Local Funds 49% Individuals 1% International ADRs Shareholder Base USD 1,664.8 ( 000’) ADTV30 USD 236.6 ( 000’) ADTV10 Average Volume Traded 21.0% ADTV30 3.94% ADTV10 Average Free - Float Traded + 22K investors

5 Copyright © 2025 BR Partners. All rights reserved . ri @brpartners.com.br % Total de ações % # UN % # PN % # ON 55.01% 173,272,941 - - 17.45% 19,964,814 76.45% 153,308,127 Partnership 44.99% 141,714,171 100% 47,238,057 82.55% 94,476,114 23.55% 47,238,057 Free - Float 100% 314,987,112 100% 47,238,057 100% 114,440,928 100% 200,546,184 Total Shareholders’ Structure & Stock Performance Shareholders ’ Structure Analyst Recommendation³ – BRBI11 100% Buy 0% Sell 1 - Calculations performed based on Economatica Platform information from October 29th of 2025, considering the dividend adjusted price ; 2 - Source: Bloomberg data. Until October 28, 2025, SMLL considers the average trading volume of the SMAL11 ETF; 3 – Based on the consensus recommendation of 7 research c overages. Performance BRB11 1 Liquidity Evolution - BRBI11 Average Trading Volume² (BRL million ) Comparison of Average Trading Volume ² (100 basis ) IBOV +15% Jul - 21 Jan - 22 Jul - 22 Jan - 23 Jul - 23 Jan - 24 Jul - 24 Jan - 25 Jul - 25 Oct - 25 +79% 0.8 0.9 2.1 4.2 4.3 3.5 4.1 5.5 4.0 3.8 4.1 7.1 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 89 165 839 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 Total Traded SMLL BRBI11

BR PARTNERS

Market Evolution

M&A Industry

Volume (R$ billion) of Announced M&A Transactions in Brazil[1]



308
479
280
206
207
232
2020
2021
2022
2023
2024
3Q25 LTM

Source: Thomson Reuters considerando a conversão de US$ para R$ com base na P-Tax média do período

Local Interest Rates (SELIC)



6.75%
6.5%
2.0%
13.75%
10.5%
15.0%
2018
2019
2020
2021
2022
2023
2024
2025

Source: Banco Central do Brasil

Capital Markets

Volume (R$ billion) of issuannces in Brazilian capital market



CAGR: 16.1%
289
185
37
30
39
2019
216
121
22
30
43
2020
428
250
27
59
92
2021
458
271
48
91
49
2022
399
237
28
91
44
2023
700
474
44
101
81
2024
711
475
47
98
90
3Q25 LTM
Debentures
Credit Notes
CRI + CRA + CR
FIDC

Source: Anbima

Market Reading from BR Partners

→ ***Investment Banking:*** M&A activity remained timid in Q3 2025, but with positive trends, such as the resumption and maturation of certain projects. After one of the worst M&A cycles in our history, the second half of the year points to a more constructive transition scenario, with strategic transactions taking shape and a more favorable perspective for converting part of the pipeline in early 2026. However, the upcoming cycle for next year will be greatly impacted by the elections unfolding, the pace of interest rate cuts, as well as the foreign capital flow into the country. The Capital Solutions business remains active due to the financial impact (interest expenses, expensive debt, restricted access to resources, liquidity risk...) on companies balance sheets, due to a highly restrictive monetary policy. The company continues to build its presence in this area, participating in emblematic credits restructuring, although with more sporadic cases.

→ ***DCM:*** Robust activity in 3Q25, with a large flow of issuances, high-liquid debt capital market, and strength in the infrastructure segment. The progress of the tax discussion on tax-exempt and incentivized instruments in Brazil boosted the structuring of corporate debt projects, which also benefited from the market liquidity and demand (retail and institutional) for tighty spreads issuances. Despite interest rates around 15% throughout the year, the Brazilian capital market has demonstrated resilience and depth, pointing to another exceptional year in terms of volumes. Finally, looking to 2026, the beginning of a new easing cycle may support to keep capital market activity, as interest rate cuts could unlock several private investment projects that have been stuck in recent years.

1 – Volume is considered based on transactions with the target in Brazilian companies. Data is subject to reclassification by Thomson Reuters.

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BRBI11 B3 LISTED N2 | BRBI Nasdaq Listed

6

Key Indicators

R$ million	9M25	9M24	9M25 x 9M24	3Q25	3Q24	3Q25 x 3Q24
Financial Indicators *(R$ million or %)*						
Total Revenues	400.1	437.3	-8.5%	133.3	157.7	-15.5%
Net Income	130.5	151.5	-13.9%	42.2	50.1	-15.8%
Net Margin	32.6%	34.7%	-2.0 p.p.	31.7%	31.8%	-0.1 p.p.
ROAE	21.6%	24.2%	-2.7 p.p.	20.9%	23.7%	-2.8 p.p.
Efficiency Ratio	45.8%	47.7%	-1.8 p.p.	40.8%	40.5%	0.4 p.p.
Compensation Ratio	23.8%	24.9%	-1.2 p.p.	19.7%	20.3%	-0.6 p.p.
Operating Data *(R$ million or %)*						
Basel Ratio	20.4%	25.2%	-4.8 p.p.	20.4%	25.2%	-4.8 p.p.
Securities Warehousing	3,582.2	2,493.1	43.7%	3,582.2	2,493.1	43.7%
Shareholder's Equity	809.6	846.6	-4.4%	809.6	846.6	-4.4%

	Sep/25	Jun/25	Sep/24
Staff and Partnership			
# Employees	191	188	182
# Directors	15	15	8
# Managing Directors	10	10	10
# Partners	38	38	35

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BRBI11 B3 LISTED N2 | BRBI Nasdaq Listed

7

8 Copyright © 2025 BR Partners. All rights reserved . ri @brpartners.com.br 104 446 100 245 0 50 100 150 200 250 300 350 400 450 500 2020 2021 2022 2023 2024 2025 LTM Investment Banking Non-cyclical Total Revenue In 9 M 25 , 75 % of Total Revenue was composed of Client Revenue . Despite the slight drop in activity during the year due to a more challenging macroeconomic scenario, the Company continues to deliver high levels of Client Revenues . Total Revenues and Client Revenues % Client Revenues Client Revenues R $ million and % Cleint Revenues 3Q24 4Q24 1Q25 2Q25 3Q25 125.8 118.7 99.1 101.6 100.0 9M24 9M25 334.5 300.7 76% 75% 80% 82% 78% 73% 75% 1 - Recurring Business Revenue considers DCM + Treasury + Wealth Management + Capital Remuneration Historical Evolution of Revenue Diversification 34.6% 19.6% 0.9% Non - cyclical Revenues Total Revenues IB Revenues CAGR pre - IPO ( 2020 - 3 Q 25 LTM) Revenue Growth (100 basis ) +346% +145% +4% (100 basis )

BR PARTNERS

9M25 Managerial Income Statement

Managerial Income Statement

R$ million	9M25	9M24	9M25 x 9M24
Total Revenue	**400.1**	**437.3**	**-8.5%**
Client Revenues	**300.7**	**334.5**	**-10.1%**
Investment Banking[1] *(fees) + CM (fees)*	219.6	268.4	-18.2%
Treasury Sales & Structuring (capital)	69.8	57.5	21.4%
Wealth Management *(fees)*	11.3	8.6	31.2%
Capital Revenues *(capital)*	**99.4**	**102.9**	**-3.4%**
Expenses	**(217.6)**	**(244.6)**	**-11.0%**
Personnel Expenses	(95.1)	(109.1)	-12.8%
Administrative Expenses	(79.1)	(98.7)	-19.9%
Taxes Expenses[2]	(31.8)	(35.9)	-11.4%
Other Expenses[3]	(11.7)	(0.8)	1,274.9%
Operating Income	**182.5**	**192.8**	**-5.4%**
IR & CSLL	(51.9)	(41.2)	25.9%
Net Income	**130.5**	**151.5**	**-13.9%**

9M25 x 9M24

The variation in Net Income compared to 9M24 is mainly explained by:

⟶ A reduction in Client Revenues, particularly in the Investment Banking and Capital Markets (CM) segments, driven by lower M&A activity compared to 2024;

⟶ A decrease in Expenses, primarily in Personnel Expenses, reflecting the weaker Investment Banking performance, as well as a reduction in Administrative Expenses due to lower referral fee costs;

⟶ An increase in Other Expenses, mainly related to provisions for securities warehousing TVM.

1- Includes Investment Banking revenues and Capital Market fees; 2 - Considers PIS, COFINS and ISS from Business Unit revenues; 3 - Considers other expenses and (Loss)/reversal due to impairment.

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BRBI11 B3 LISTED N2 BRBI Nasdaq Listed

9

Quarterly Managerial Income Statement

Managerial Income Statement

R$ million	3Q25	2Q25	3Q24	3Q25 x 2Q25	3Q25 x 3Q24
Total Revenue	**133.3**	**139.3**	**157.7**	**-4.3%**	**-15.5%**
Client Revenues	**100.0**	**101.6**	**125.8**	**-1.6%**	**-20.5%**
Investment Banking (fees) + CM (fees)	*67.2*	*73.9*	*101.4*	-9.1%	-33.7%
Treasury Sales & Structuring (capital)	*28.7*	*23.9*	*21.3*	20.3%	34.9%
Wealth Management *(fees)*	*4.0*	*3.8*	*3.1*	5.3%	29.9%
Capital Revenues *(capital)*	**33.3**	**37.7**	**31.9**	**-11.5%**	**4.3%**
Expenses	**(68.9)**	**(75.4)**	**(92.3)**	**-8.6%**	**-25.3%**
Personnel Expenses	*(26.2)*	*(34.7)*	*(32.1)*	-24.5%	-18.1%
Adminstrative Expenses	*(31.4)*	*(20.0)*	*(43.9)*	56.8%	-28.4%
Taxes Expenses	*(10.2)*	*(10.9)*	*(14.7)*	-5.9%	-30.6%
Other Expenses	*(1.1)*	*(9.8)*	*(1.7)*	-89.1%	-35.5%
Operating Income	**64.4**	**63.9**	**65.4**	**0.8%**	**-1.6%**
IR & CSLL	*(22.1)*	*(18.7)*	*(15.3)*	18.6%	44.7%
Net Income	**42.2**	**45.2**	**50.1**	**-6.6%**	**-15.8%**

3Q25 x 2Q25

The variation in Net Income compared to the previous quarter is explained by:

⟶ The stability of Client Revenues, with a highlight for Treasury Sales & Structuring performance, which played an important role in offsetting the weaker Investment Banking activity, especially M&A;

⟶ The reduction in Expenses, mainly due to lower Personnel Expenses, following the weaker performance of Investment Banking. The increase in Administrative Expenses largely reflects a one-off related to expenses associated with the Nasdaq listing;

⟶ The increase in income taxes, explained by the stronger performance of Treasury Sales & Structuring (higher effective tax rate).

3Q25 x 3Q24

The variation in Net Income compared to the same period of the previous year is explained by:

⟶ The reduction in Total Revenues, specifically in the Investment Banking + CM line, explained by lower M&A activity compared to 2024;

⟶ Due to the reduction in expenses, particularly personnel expenses — reflecting the decline in the performance of Investment Banking and CM — as well as the decrease in administrative expenses, explained by lower spending on referral fees.

⟶ The increase in income taxes, explained by the stronger performance of the Bank's vehicle (higher effective tax rate).

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BRBI11 B3 LISTED N2 | BRBI Nasdaq Listed
10

BR Partners

Business Units | Investment Banking + Capital Markets

Investment Banking + CM reached a year to date revenue of R$219.6 million, a reduction of 18.2% compared to 9M24, due to the reduction in M&A activity during the period. Despite that, the company continued to identify good debt issuance opportunities in Capital Markets.

R$ million	9M25	9M24	9M25 X 9M24
Revenue	**219.6**	**268.4**	**-18.2%**
Volume *Investment Banking*[1]	11,201	15,300	-26.8%
Volume Capital Markets	6,785	6,113	11.0%

The Company reinforces that, despite being an important indicator for measuring market activity, the volume of announced transactions is subject to periodic fluctuations, according to the pace of renewal of the business portfolio and is not entirely related to the generation or prospect of revenue, which depends, among other factors, on the type/complexity of the advice provided, as well as the approval of regulatory agencies.

Investment Banking

Breakdown of the Number of Transactions by Sector and Type of Advisory

In number of deals (oct/2024-sep/2025)


25%
Others
12%
Energy
13%
Retail
25%
Financial Services
25%
Telecom
Deals
LTM 3Q25
12%
Capital Solutions
50%
Board Services
38%
M&A

Main Deals YTD

Deal	Value	Type
RNI	N.D.	Strategic Capital Markets
Telefónica / vivo	R$ 1 bn	Strategic Capital Markets
cosan	R$ 10 bn	Board Services
MAG / Banese	N.D.	Board Services
btg pactual / eneva	R$ 650 mn	Board Services
kovr seguradora	N.D.	M&A
W / ZaaZ	N.D.	M&A
imc / KFC	R$ 201 mn	M&A
ambipar group	N.D.	Capital Solutions

1- Volume considering all Investment Banking services (M&A, Strategic Capital Markets & Pre-IPO, Privatizations, Special Situations & Restructuring Advisory, Board Services, Shareholder Advisory) whose values were disclosed.

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BRBI11 B3 LISTED N2 BRBI Nasdaq Listed
11

BR PARTNERS

Business Units | *Investment Banking* + Capital Markets (cont.)

Capital Markets

Evolution of DCM Volume

(R$ million)



+11%
6,113
#36
6,785
#24
9M24
9M25
-9%
+57%
1,944
#10
4,396
#21
3,906¹
#10
1,120
#06
1,759
#08
3Q24
4Q24
1Q25
2Q25
3Q25
Issuances Volume
Number of Issuances

Number of Issuances Evolution and Average Ticket



Average Volume per Issuance
R$ 153 million
Average volume per Issuance¹
R$ 248 million
47
45
9M24 LTM
9M25 LTM

1 - Considers the company's underwriting in the issuance of a syndicated debenture of R$3 billion

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BRBI11 B3 LISTED N2 BRBI Nasdaq Listed
12

BR PARTNERS

Business Units (cont.)

Treasury Sales & Structuring

Treasury Sales & Structuring revenue grew 21.4% in the period, totaling R$69.8 million. The growth is a consequence of the continued development of commodity products, the achievement of new clients and the strong activity of the primary fixed income issuance market during the year.

R$ million	9M25	9M24	9M25 X 9M24
Revenue	**69.8**	**57.5**	**21.4%**
Traded Volume (Derivatives + *FX*) (R$ bn)	30.2	59.5	-49.2%

Wealth Management

Wealth Management revenue reached R$11.3 million in the year to date, representing a 31.2% increase compared to the same period in 2024.
Regarding Wealth under Advisory (WuA), the total reached R$ 5.9 billion, a 25% increase compared to September 2024. Moreover, the Net New Money accounted for R$ 1.2 billion.

R$ million	9M25	9M24	9M25 X 9M24
Revenue	**11.3**	**8.6**	**31.2%**
Wealth under Advisory	5,935	4,744	25.1%

Wealth under Advisory
(R$ million)



+25%
+9%
+R$ 1.2 bn NNM
4,744
5,169
5,534
5,455[1]
5,935
Sep-24
Dec-24
Mar-25
Jun-25
Sep-25

1 - The reduction in the quarter was impacted by the depreciation of the dollar by R$122.5 million

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BRBI11 B3 LISTED N2 BRBI Nasdaq Listed
13

Capital & *Funding*

Securities Warehousing and Banking Leverage[1]

(R$ million)



2.7x
3.8x
3.5x
2.9x
3.4x
2,493
3,136
3,404
3,083
3,582
Sep-24
Dec-24
Mar-25
Jun-25
Sep-25
Securities Warehousing TVM²
Leverage (x)

Basel Ratio

R$ million	Sep/25	Jun/25	Sep/24
Ref Equity	1,335.8	1,312.0	1,178.6
Level I	**1,067.7**	**1,054.4**	**939.5**
Core Capital	698.5	687.3	726.5
Additional Capital[3]	369.1	367.1	213.0
Level II	268.1	257.6	239.2
RWA	6,560.8	6,139.6	4,679.0
Basel Ratio	**20.4%**	**21.4%**	**25.2%**

Basel Breakdown



25.2
5.1
4.6
15.5
18.0
4.1
3.7
10.2
20.1³
4.2
5.9
10.1
21.4
4.2
6.0
11.2
20.4
4.1
5.6
10.6
Level 1: 16.2%
Sep-24
Dec-24
Mar-25
Jun-25
Sep-25
Core Capital
Additional Capital
Level II

1 – Leverage = Portfolio of Private Securities and Bridge Loans/ Level I Capital (Core Capital + Additional Capital) ; 2 – Private Securities and Bridge Loans considers MBS, ABS, Credit and Creditory Notes, Debentures, Commercial Note and Rural Product Note, adjusted to provision and MTM. 3 – Proforma considering the issuance of the last tranche of R$34.5 million of Perpetual Financial Letters settled on 04/02/25.

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BRBI11 B3 LISTED N2 BRBI Nasdaq Listed

14

BR PARTNERS

Capital & *Funding* (cont.)

Shareholders' Equity Evolution


(R$ million)
Bank's Equity: -4.6%
Total Equity: -4.4%
Bank's Equity : +1.5%
Total Equity : +0.3%
847
108
738
805
128
676
796
120
676
807
113
694
810
106
704
Sep-24
Dec-24
Mar-25
Jun-25
Sep-25
Other's Vehicles Equity
Bank's Equity

Funding Evolution & Average Duration

The average duration of funding at the end of September 2025 was 736 days.

Funding Evolution


(R$ million)
723
704
772
769
736
3,502
4,501
4,823
4,757
5,187
Sep-24
Dec-24
Mar-25
Jun-25
Sep-25
Volume
Average Term¹ (Calendar Days)

Funding Maturity by Term


(09.30.2025)
9%
Liquidity¹
8%
Until 3 months
7%
3 to 6 months
20%
6 months to 1 year
56%
Above 1 year

Ratings

FitchRatings	Banco BR Partners *Rating*: AA (bra) Perspective: Stable
S&P Global	Banco BR Partners *Rating*: brAA Perspective: Stable

1- 3.0% of daily liquidity refers to Holding BR Partners own resources invested in CDBs.

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BRBI11 B3 LISTED N2 | BRBI Nasdaq Listed
15

BR PARTNERS

Performance Indicators

Efficiency Ratio and Compensation(%)

The Efficiency Ratio reached 46% year to date, a slight decrease compared to 9M24.
In addition to the decrease in Personnel Expenses, this movement was also explained by the decrease in Administrative Expenses, explained by lower expenses with referral fees.

The Compensation Ratio reached 23.8%, a controlled level and within the Company's remuneration policy.



47.7%
45.8%
24.9%
23.8%
9M24
9M25
Efficiency Ratio
Compensation Ratio

Net Income and Net Margin

(R$ million or %)

Despite a very challenging macroeconomic scenario, BR Partners reported a Net Income of R$130.5 million, a lower level compared to the same period in 2024, but still at a healthy level.

The Net Margin remained at a high level of 33.1%.



34.7%
32.6%
151.5
130.5
9M24
9M25
Net Margin
Net Income

ROE (%)

Even in a restrictive scenario, ROE remained above 20%, reaching ~22% and providing and added value (alpha) of 7.3 p.p in relation to average Selic rate for the period.



24.2%
21.6%
+13.4 p.p.
+7.3 p.p.
14.2%
10.8%
9M24
9M25
ROE
Average SELIC

Client Revenues / MD

(R$ million)

Revenue per MD reached R$41.9 mn in the last 12 months, maintaining efficiency and revenue generation with clients.



10
10
45.9
41.9
LTM 2Q24
LTM 3Q25
Revenue per MD
#MDs

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BRBI11 B3 LISTED N2 BRBI Nasdaq Listed 16

17 Copyright © 2025 BR Partners. All rights reserved . ri @brpartners.com.br Accounting Income Statement 9M24 9M25 Accounting Income Statement (R$ thousands ) 437,342 400,062 Total Revenue 160,382 169,232 Net Income from Interest and Gains / Losses with Financial Instruments 276,960 230,830 Total Revenue from Services (244,561) (217,594) Operational Expenses (109,076) (95,075) Personnel Expenses (98,738) (79,054) Administrative Expenses (35,899) (31,806) Tax Expenses 51 (12,303) Loss from Impairment (899) 644 Other Expenses 192,781 182,468 Income befores Taxes on Profit and Equity Income (41,235) (51,929) Income Taxes 151,546 130,539 Net Income 35% 33% Net Margin

18 Copyright © 2025 BR Partners. All rights reserved . ri @brpartners.com.br Balance Sheet (R$ mil) 12.31.24 09.30.25 Assets 575,235 516,143 Cash and Cash Equivalents 9,273,217 10,849,875 Financial Assets at Fair Value through Profit or Loss 8,684,734 10,404,623 Government Bonds 405,612 313,052 Private Securities 182,871 132,200 Investment Funds Quotas 2,379,657 3,086,942 Financial Assets at Fair Value Through other Results 1,063,568 1,324,110 Private Securities 1,316,089 1,762,832 Investment Funds Quotas 1,071,190 1,052,621 Derivative Financial Instruments 1,576,438 1,280,989 Financial Assets at Amortized Costs 346,523 306,956 Loans Operantios 1,229,915 974,033 Other Financial Assets at Amortized cost 27,260 25,021 Other Assets 95,639 83,949 Deferred Tax Assets 42,329 45,689 Fixed Assets 15,522 13,085 Intangible Assets 15,056,487 16,954,314 Total do Ativo Liabilities and Shareholders' Equity 13,664,510 15,597,417 Financial Liabilities at Amortized Cost 8,056,208 9,630,683 Funds from Financial Institutions 2,627,471 1,941,813 Clients funds 1,841,558 3,227,221 Funds from Bond Inssuances 1,139,273 797,700 Other Financial Instruments 317,315 264,175 Derivative Financial Instruments 16,022 2,689 Suppliers 77,231 84,065 Amounts Payable 12,806 18,077 Taxes Payables 15,914 8,036 Current Tax Liabilities 148,099 170,250 Diferred Tax Liabilities 14,251,897 16,144,709 Total Liabilities 674,940 674,940 Capital - 30,193 - 30,193 Capital Reserves 169,245 81,049 Profit Reserves - 9,402 - 8,932 Other Comprehensive Results 0 92,741 Retained Results 804,590 809,605 Total Shareholders' equity 15,056,487 16,954,314 Total Liabilities and Shareholders' equity Balance Sheet

19 Copyright © 2025 BR Partners. All rights reserved . ri @brpartners.com.br This material was prepared by BR Advisory Partners Participações S . A . (“BRAP”) for exclusive use in its periodic results disclosure . This material should not be considered under any aspect or assessment as a complete document and should be analyzed in conjunction with the financial statements for the period to which it refers . This material was prepared for purely informative purposes only and should not be understood as a request or an offer to buy or sell any securities or financial instruments of BRAP and/or any company in its economic group . The content of this material should not be considered any form of legal, tax, accounting, investment or any other type of advice or recommendation . This material is not intended to be comprehensive, complete or exhaustive about BRAP and/or any other company in its economic group, nor does it contain all the information that shareholders, investors, counterparties of BRAP and/or any company in its economic group, and/or even any third parties may require . No investment, disposal or other financial decisions or actions should be made solely based on the information contained in this material, and each recipient of this material should seek the advice and guidance they deem necessary to make any decision .